Reply Attention of	L.K. Larry Yen
Direct Tel.	604.891.7715
EMail Address	lky@cwilson.com
Our File No.	32468-0001 / CW4742376.1

		Clark Wilson LLP
		Barristers & Solicitors
		Patent & Trade-mark Agents
		800-885 W Georgia Street
		Vancouver, BC V6C 3H1
		Tel.	604.687.5700
		Fax	604.687.6314

October 14, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

Re:	SGB International Holdings Inc. (the “Company”)
Amendment No. 2 to Form 8-K
Filed September 13, 2011
File No. 0-53490

                   We write in response to your letter dated September 29, 2011 with respect to the above-noted filing of the Company. We request a five-day extension of the date of the Company’s responses to your comments. We anticipate to be able to provide a complete response to all comments by no later than October 21, 2011.

                    Should you have any questions, please do not hesitate to contact the writer at (604) 891-7715.

Yours truly,

CLARK WILSON LLP

Per: “L.K. Larry Yen”

L.K. Larry Yen

www.cwilson.com